Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2020 THIRD QUARTER RESULTS

Last September, BRP introduced the Can-Am Defender PRO HD10 with a six-foot multifunctional cargo box at Club

BRP 2020 in Las Vegas © BRP 2019

Highlights for the quarter vs Q3 FY19:

•	BRP North American Powersports retail sales grew 24% in the quarter with side-by-side vehicles (SSV) retail growing more than 30%;
•	Revenues of $1,643.6 million, an increase of $249.4 million or 17.9%;
•	Gross profit of $441.9 million representing 26.9% of revenues, an increase of $85.1 million;
•	Net income of $135.3 million, an increase of $45.1 million, which resulted in a diluted earnings per share of $1.49, an increase of $0.57 per share or 62.0%;
•	Normalized net income[1] of $136.7 million, an increase of $33.8 million, which resulted in a normalized diluted earnings per share[1] of $1.51, an increase of $0.47 per share or 45.2%;
•	Normalized EBITDA[1] of $268.2 million representing 16.3% of revenues, an increase of $65.0 million or 32.0%;
•	Raised the lower end of the guidance for end-of-year with Normalized EPS growth of 19% to 23% compared to last year.

In addition, during the three-month period ended October 31, 2019:

•	BRP completed its aquisition of Telwater Pty Ltd, an Australian manufacturer selling boats under brands such as Quintrex, Stacer and Savage.
•	The Company publicly introduced six different electric vehicle concepts.

Valcourt, Quebec, November 27, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2019. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at Sedar, as well as in the Quarterly Reports section of BRP’s website.

[1] See the reconciliation table in “Non-IFRS Measures” section.

“We delivered once again a solid financial performance and our best third quarter ever. Our industry is performing well globally, and we continue to outpace it with double digit growth. As we look ahead, our strong third quarter results allow us to raise the lower end of the guidance for our full year normalized EPS range with expected growth of 19% to 23%,” stated José Boisjoli, President and CEO. “Due to the strength of our strategy and the seamless execution by our people, we are on track to deliver industry-leading results for FY20. Our efforts are paying off and we don’t intend to ease up,” he added.

Highlights for the Three- and Nine-Month Periods Ended October 31, 2019

Revenues increased by $249.4 million, or 17.9%, to $1,643.6 million for the three-month period ended October 31, 2019, compared with $1,394.2 million for the corresponding period ended October 31, 2018. The revenue increase was mainly due to higher wholesale of Year-Round Products and Seasonal Products.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 21% for the three-month period ended October 31, 2019 compared with the three-month period ended October 31, 2018. The increase was driven by higher wholesale of Year-Round Products and snowmobile.

Gross profit increased by $85.1 million, or 23.9%, to $441.9 million for the three-month period ended October 31, 2019, compared with $356.8 million for the corresponding period ended October 31, 2018. The gross profit increase includes an unfavourable foreign exchange rate variation of $4 million. Gross profit margin percentage increased by 130 basis points to 26.9% from 25.6% for the three-month period ended October 31, 2018. The increase of 130 basis points was primarily due to a higher volume of Year-Round Products and PWC sold and from a favourable mix in snowmobile and SSV. The increase was partially offset by higher sales program costs and by higher commodity and production costs.

Operating expenses increased by $34.2 million, or 17.1%, to $233.9 million for the three-month period ended October 31, 2019, compared with $199.7 million for the three-month period ended October 31, 2018. This increase was mainly attributable to continued product investments.

Revenues increased by $698.9 million, or 18.7%, to $4,436.8 million for the nine-month period ended October 31, 2019, compared with $3,737.9 million for the corresponding period ended October 31, 2018. The revenue increase was primarily attributable to higher wholesale of Year-Round Products and a favourable foreign exchange rate variation of $22 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 13% for the nine-month period ended October 31, 2019 compared with the nine-month period ended October 31, 2018, mainly due to an increase in Year-Round Products, partially offset by lower retail of outboard engines.

Gross profit increased by $151.8 million, or 16.5%, to $1,070.3 million for the nine-month period ended October 31, 2019, compared with $918.5 million for the corresponding period ended October 31, 2018. Gross profit margin percentage decreased by 50 basis points to 24.1% from 24.6% for the nine-month period ended October 31, 2018. The decrease was primarily due to higher commodity, production and distribution costs and higher sales program costs, partially offset by higher volume of Year-Round Products sold and a favourable product mix of Seasonal Products.

Operating expenses increased by $91.0 million, or 15.9%, to $663.4 million for the nine-month period ended October 31, 2019, compared with $572.4 million for the nine-month period ended October 31, 2018. The increase was mainly attributable to higher expenses to support for the launch of various products such as the Can-Am Ryker, continued product investments, costs related to the modernization of information systems and additional operating expenses resulting from acquisition of companies in the Marine segment, partially offset by lower variable employee compensation expenses.

Net Income data

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018

Revenues by category
Powersports
Year-Round Products	$725.0	$562.4	$2,086.6	$1,643.0
Seasonal Products	554.8	490.9	1,358.7	1,225.9
Powersports PAC and OEM Engines	225.7	201.8	584.4	504.8
Marine	138.1	139.1	407.1	364.2
Total Revenues	1,643.6	1,394.2	4,436.8	3,737.9
Cost of sales	1,201.7	1,037.4	3,366.5	2,819.4
Gross profit	441.9	356.8	1,070.3	918.5
As a percentage of revenues	26.9%	25.6%	24.1%	24.6%
Operating expenses
Selling and marketing	104.6	86.8	293.6	248.8
Research and development	60.3	51.6	173.7	158.2
General and administrative	70.3	58.0	188.4	155.8
Other operating expenses (income)	(1.3)	3.3	7.7	9.6
Total operating expenses	233.9	199.7	663.4	572.4
Operating income	208.0	157.1	406.9	346.1
Net financing costs	23.8	16.9	64.1	54.7
Foreign exchange loss on long-term debt	—	10.2	0.4	69.0
Income before income taxes	184.2	130.0	342.4	222.4
Income tax expense	48.9	39.8	90.0	77.8
Net income	$135.3	$90.2	$252.4	$144.6
Attributable to shareholders	$135.6	$90.3	$253.0	$144.3
Attributable to non-controlling interest	$(0.3)	$(0.1)	$(0.6)	$0.3

Normalized EBITDA [1]	$268.2	$203.2	$582.6	$474.0
Normalized net income [1]	$136.7	$102.9	$258.2	$222.8

[1] See “Non-IFRS Measures” section.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $162.6 million, or 28.9%, to $725.0 million for the three-month period ended October 31, 2019, compared with $562.4 million for the corresponding period ended October 31, 2018. The increase resulted mainly from a higher volume of SSV sold and the introduction of the Can-Am Ryker.

North American Year-Round Products retail sales increased on a percentage basis in the high-twenties range compared with the three-month period ended October 31, 2018.

Seasonal Products

Revenues from Seasonal Products increased by $63.9 million, or 13.0%, to $554.8 million for the three-month period ended October 31, 2019, compared with $490.9 million for the corresponding period ended October 31, 2018. The increase was driven by a favourable product mix in snowmobile and a higher volume of PWC and snowmobile sold.

North American Seasonal Products retail sales increased on a percentage basis in the high-teens range compared with the three-month period ended October 31, 2018.

Powersports PAC and OEM Engines[1]

Revenues from Powersports PAC and OEM Engines increased by $24.4 million, or 12.1%, to $226.6 million for the three-month period ended October 31, 2019, compared with $202.2 million for the corresponding period ended October 31, 2018. The increase was mainly attributable to a higher volume of SSV parts and accessories.

Marine[1]

Revenues from the Marine segment decreased by $3.4 million, or 2.3%, to $142.4 million for the three-month period ended October 31, 2019, compared with $145.8 million for the corresponding period ended October 31, 2018. The decrease was mainly due to a lower volume of outboard engines sold, mostly offset by the additional revenues following the acquisition of Telwater.

North American outboard engine retail sales decreased on a percentage basis in the low-teens range compared with the three-month period ended October 31, 2018.

DECLARATION OF DIVIDEND

The Board of Directors approved a quarterly dividend of $0.10 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 10, 2020 to shareholders of record at the close of business on December 27, 2019. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors.

[1] Includes inter-segment transactions

The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Fiscal Year 2020 Guidance

The table below sets forth BRP’s financial guidance for Fiscal Year 2020 which reflects the adoption of the new IFRS 16 – Leases (“IFRS 16”) standard effective as of February 1, 2019. Under IFRS 16 – Leases, operating lease expenses are recorded as depreciation and interest expense rather than operating costs within Normalized EBITDA[1]. No restatement of prior periods was made.

The financial guidance targets have been adjusted as follows:

Financial Metric	FY19	FY20 Guidance[3] vs FY19

Revenues

Year-Round Products	$2,240.6	Up 20% to 22% (previously up to 16% to 19%)

Seasonal Products	$1,803.5	Up 3% to 5% (previously up to 2% to 5%)

Powersports PAC and OEM Engines	$707.5	Up 7% to 10% (previously up to 5% to 9%)

Marine	$492.2	Up 14% to 19% (previously up to 17% to 22%)

Total Company Revenues	$5,243.8	Up 12% to 14% (previously up 10% to 13%)

Normalized EBITDA[1]	$655.9	Up 21.5% to 23.0% (previously up 21% to 23%)

Effective Tax Rate[1][2]	25.5%	26.5% to 27.0%

Normalized Earnings per Share – Diluted[1]	$3.10	Up 19% to 23% ($3.70 to $3.80) (previously $3.65 to $3.80)

Net Income	227.3	$350M to $370M (assuming an Fx loss on long-term debt and lease liabilities of $0.5M)

Other guidance:

•	Expecting ~$235M Depreciation Expense (increased from ~$231M) compared to $176M in FY19, ~$87M of Net Financing Costs Adjusted (decreased from ~$89M) and ~94.0M shares (decreased from 94.3M shares).
•	Expecting Capital Expenditures of ~$360M to $370M in FY20 compared to $299M in FY19.

[1] Please refer to “Non-IFRS Measures” section.

[2] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[3] Please refer to “Forward-Looking Statements” and “Key assumptions” sections for a summary of important risk factors underlying the FY20 guidance.

The above targets are based on a number of economic, market and operational assumptions the Company has made in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, foreign exchange currency fluctuations, market competition and tax laws applicable to its operations. The Company made a number of economic, market and opertional assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. The Company cautions that the assumptions used to prepare the forecasts for Fiscal Year 2020, although believed to be reasonable at the time they were made, may prove to be incorrect or inaccurate. In addition, the above forecasts do not reflect the potential impact of any non-recurring or other special items or of any new material commercial agreements, dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 26, 2019. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Accordingly, our actual results could differ materially from our expectations as set forth in this news release. The outlook provided constitutes forward-looking statements within the meaning of applicable securities laws and should be read in conjunction with the “Caution Concerning Forward-Looking Statements” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY2020 third quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4313848), please dial 514-392-0235 or 1-800-377-0758 (toll-free in North America). Click here for international dial-in numbers.

The Company’s third quarter FY2020 MD&A, financial statements and webcast presentation are posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and clothing to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 13,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to our Fiscal Year 2020 financial outlook (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted and capital expenditures), the declaration and payment of dividends, the Company’s ability to achieve its Fiscal Year 2020 guidance and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific , made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved. Key assumptions used in determining forward-looking information are set forth below.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing its Fiscal Year 2020 financial guidance, including assumptions regarding the performance of the economies in which it operates, market competition, tax laws applicable to its operations and foreign exchange currency fluctuation. The Company made a number of economic, market and operational assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increase modestly, currencies remain at near current levels and inflation remains in line with central bank expectations in countries where the Company is doing business. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s most recent Annual Information Form filed with the Canadian Securities Administrators (available at sedar.com) and on Form 40-F with the Securities and Exchange Commission in the United States (available at https://www.sec.gov/): impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

The forward-looking statements contained in this release are made as of the date of this release and BRP undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities regulations. In the event that BRP does update any forward-looking statement, no inference should be made that BRP will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Net income	$135.3	$90.2	$252.4	$144.6
Normalized elements
Foreign exchange loss on long-term debt and lease liabilities	0.1	10.2	0.5	69.0
Transaction costs and other related expenses [2]	0.6	0.5	2.3	1.7
Restructuring and related costs [3]	0.1	0.1	2.0	0.9
Loss on litigation [4]	—	0.3	0.4	1.1
Transaction costs on long-term debt	—	—	—	8.9
Pension plan past service gains	—	—	—	(1.4)
Depreciation of intangible assets related to business combinations	1.1	0.5	2.4	0.5
Other elements	—	1.9	—	1.1
Income tax adjustment	(0.5)	(0.8)	(1.8)	(3.6)
Normalized net income [1]	136.7	102.9	258.2	222.8
Normalized income tax expense [1]	49.4	40.6	91.8	81.4
Financing costs adjusted [1] [5]	24.1	17.3	66.0	48.1
Financing income adjusted [1] [5]	(0.3)	(0.4)	(1.9)	(1.5)
Depreciation expense adjusted [1] [6]	58.3	42.8	168.5	123.2
Normalized EBITDA [1]	$268.2	$203.2	$582.6	$474.0
[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.
[5]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.
[6]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries:	For investor relations:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com